

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

Via E-mail
Kim Leadford
Chief Executive Officer
Starstream Entertainment, Inc. (f/k/a Gelia Group, Corp.)
140 Rowayton Avenue, 2nd Floor
Rowayton, Connecticut 06853

> **Re:** **Starstream Entertainment, Inc. (f/k/a Geila Group, Corp.)**
> **Form 8-K**
> **Filed October 15, 2013**
> **File No. 333-186079**

Dear Ms. Leadford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Securities Exchange Agreement, page 2

1. Please revise your disclosure to clarify whether the approximately 62.4% figure gives effect to the concurrent private placement described on page 3.

2. Please revise your disclosure to clarify whether the parties used the $0.83 per share valuation used in the concurrent private placement as the per share valuation for the Securities Exchange Agreement transaction.

Our Business, page 4

Our Philosophy, page 5

3. Please expand your disclosure to clarify why you believe your model is unique and places your company at a "superior advantage."

Project Selection, page 5

4. Regarding the five projects in your portfolio, please revise your disclosure to categorize them within your project selection criteria (i.e., moderate, low-budget or ultra-low budget).

Distribution Strategy, page 6

5. Please expand your discussion regarding the distribution strategy for your projects. We note that your filing states that you will "enter into distribution deals with major and mid-major studios and/or distribution companies, to guarantee specific distribution guidelines for each of our projects." For example, please discuss the characteristics and terms which you look for during your evaluation of proposed distribution deals.

Competition, page 9

6. Please revise your disclosure under this subheading to include the methods by which you will compete in the motion picture industry. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Employees, page 11

7. We note your disclosure on page 11 states you currently have nine employees. However, on page 13 you state you have no full-time employees. Please revise your disclosure so that these statements are consistent.

Risk Factors, page 11

Lack of Additional Working Capital . . . . , page 12

8. The discussion under this subheading seems to include two distinct risks. Please separately discuss the risks associated with a lack of working capital and dilution of ownership. Please refer to Item 503(c) of Regulation S-K.

Our Need for Additional Capital Could Dilute the Ownership Interest of Investors, page 14

9. It appears that you have two risk factors describing essentially the same risk: this risk factor and the one that appears on page 12 under the subheading, "Lack of Additional Working Capital May Cause Curtailment of Any Expansion Plans While Raising Capital Through Sale of Equity Securities Would Dilute Existing Shareholders' Percentage of Ownership." Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them, making sure to eliminate any duplicative disclosure. Please refer to Item 503(c) of Regulation S-K.

<u>We Are Subject to Numerous Laws and Regulations That Can Adversely Affect the Cost, Manner or Feasibility of Doing Business, page 15</u>

10. The risk discussed under this subheading does not seem to be applicable to your business. Please revise this risk factor to focus on your business and your company. Please refer to Item 503(c) of Regulation S-K.

<u>We Do Not Intend to Pay Cash Dividends in the Foreseeable Future, page 15</u>

11. We note your disclosure that you intend to retain all future earnings, and do not intend to issue any dividends in the future. Please discuss how your plans make the securities being sold in this offering speculative or risky. Please refer to Item 503(c) of Regulation S-K.

<u>For As Long As We Are An Emerging Growth Company . . . ., page 16</u>

12. Please revise your disclosure under this subheading to discuss the specific ways your designation as an "emerging growth company" makes your offering speculative or risky. Please refer to Item 503(c) of Regulation S-K.

<u>We Face Substantial Competition In All Aspects of Our Business, page 19</u>

13. The disclosure under this subheading includes discussions of numerous different risks facing your offering. For example, you start with a discussion of the competitive landscape of the film industry, and then you discuss the risks associated with delayed scheduled releases. Pursuant to Item 503(c) or Regulation S-K, please separately discuss how each risk affects your business.

<u>Management's Discussion and Analysis of Financial Condition and Plan of Operations</u>

<u>Plan of Operation, page 24</u>

14. Please revise your disclosure to provide a more specific description of your plan of operations, discussing how you plan to build relationships with distributors and increase your content portfolio. For example, discuss how you plan to "achieve growth through both acquisition and internally generated business." Please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the coming months. In this regard, your disclosure should describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.

Results of Operations, page 25

15. Please revise your disclosure under this heading to include a discussion about whether the significant changes in your results of operations are indicative of future results or of your future financial condition. For example, you mention a substantial increase in operating expenses over the six months ended June 30, 2013 as compared to the year ended December 31, 2012. However, you do not discuss whether management anticipates expenses to continue at this level, or if the decrease was an anomaly. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 26

16. Please provide a more robust discussion addressing the course of action you have taken or plan to take to remedy your capital deficiency. In this regard, we note that you had a cash and cash equivalent balance of $22,175 at June 30, 2013, but appear to have outstanding, unaddressed future funding commitments in excess of this amount. Please refer to Item 303(a)(1) of Regulation S-K.

Directors, Executive Officers, and Corporate Governance

Director Independence, page 30

17. Please revise the disclosure under this subheading to include the information required by Item 407(a)(1)(ii) of Regulation S-K.

Description of Securities, page 33

18. Please revise your disclosure concerning the number of your share issued and outstanding to address the cancellation of four million shares, as described on page 32. Please use consistent numbers throughout your filing.

Preferred Stock, page 33

19. Please revise your disclosure throughout your filing to clarify whether you are authorized to issue Series A preferred stock and Series B preferred stock. In doing so, please describe the material terms of such securities and do so in a consistent manner. In this regard, we note your disclosures on pages 34 and 36.

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters, page 34

20. We note that between the date of this filing and the date of this review, your common stock has been quoted on the OTCQB. Please update your filing to include the information required by Item 201(a)(1)(iii) of Regulation S-K.

Item 3.03 Material Modification of Rights of Security Holders, page 36

21. Please clarify what transaction you are referring to when you use the term "the Merger."

Financial Statements, page F-1

Combined Statements of Cash Flows, page F-5

22. Note 6 states accounts receivable represent funds advanced to Switch which are due on demand. Please tell us why you did not classify this advance as a cash outflow for investing activities. Refer to ASC 230-10-45-13a.

Notes to Combined Financial Statements, page F-6

Note 3. Investments in Film Productions, page F-9

23. We note your disclosure on page F-8 that investments in film productions are accounted for using the cost method as you do not exercise significant control over such investments. Please tell us your ownership interest in each film production listed in Note 3 and reconcile these interests to the table on page 5. For each investment of 20 percent or more, please tell us in detail the predominant evidence supporting the statement that you do not have the ability to exercise significant influence over the investee. Refer to ASC 323-10-15-6 through 15-11.

Note 5. Notes Payable, page F-13

24. Please tell us your consideration of accounting for the embedded conversion option as a derivative at fair value referencing specific guidance within ASC 815. In doing so, please tell us the conversion ratio and tell us whether the conversion price can be adjusted based on future offerings of equity or equity linked financial instruments. Please also tell us how you plan to account for the contingent beneficial conversion feature referencing specific guidance within ASC 470.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-16

25. Please present an introductory paragraph which briefly describes the transactions for which pro forma effects are presented, the entities involved, the periods presented and an explanation of what the pro forma presentation is intended to show.

26. Reference is made to the discussion in the second and third paragraphs on page 38 of the 4,000,000 share purchase transaction and automatic debt conversion that occurred simultaneously with the reverse acquisition transaction. Please tell us your consideration of including these simultaneous transactions as pro forma adjustments.

27. Reference is made to the table at the bottom of page 3 which indicates that you own 79.032% of Starstream ELP, LLC. In light of this less than 100% ownership interest, please tell us your consideration of presenting a pro forma adjustment for non-controlling interests. Please also tell us why you believe it's appropriate to describe Starstream ELP, LLC as a *wholly-owned* subsidiary throughout the filing.

28. Please tell us why the pro forma condensed combined balance sheet and the pro forma condensed combined statements of operations are labeled as of and for the period ended October 15, 2013 rather than as of and for the period ended June 30, 2013.

<u>Pro Forma Condensed Combined Statements of Operations, page F-17</u>

29. Please tell us your consideration of presenting pro forma earnings per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Pavel I. Seroklinov
        OFSINK, LLC